Exhibit 11.1

Pinnacle Entertainment, Inc.

Computation of Per Share Earnings

	For the three months ended December 31,
	Basic			Diluted (a)
	2004	2003	2002	2004	2003	2002
	(in thousands, except per share data—unaudited)
Average number of common shares outstanding	36,308	25,643	25,929	36,308	25,643	25,929
Average common shares due to assumed conversion of stock options	0	0	0	1,871	360	38

Total shares	36,308	25,643	25,929	38,179	26,003	25,967

Net loss	$(4,774)	$(8,614)	$(6,693)	$(4,774)	$(8,614)	$(6,693)

Net loss per share	$(0.13)	$(0.34)	$(0.26)	$(0.13)	$(0.33)	$(0.26)

	For the years ended December 31,
	Basic			Diluted (a)
	2004	2003	2002	2004	2003	2002
	(in thousands, except per share data—unaudited)
Average number of common shares outstanding	34,730	25,861	25,773	34,730	25,861	25,773
Average common shares due to assumed conversion of stock options	0	0	0	1,440	77	142

Total shares	34,730	25,861	25,773	36,170	25,938	25,915

Net income (loss) before cumulative effect of a change in accounting principle	$9,161	$(28,242)	$(12,925)	$9,161	$(28,242)	$(12,925)
Cumulative effect of a change in accounting principle	0	0	(56,704)	0	0	(56,704)

Net income (loss)	$9,161	$(28,242)	$(69,629)	$9,161	$(28,242)	$(69,629)

Net income (loss) before change in accounting principle	$0.26	$(1.09)	$(0.50)	$0.25	$(1.09)	$(0.50)
Change in accounting principle, net of income taxes	0.00	0.00	2.20	0.00	0.00	2.19

Net income (loss)	$0.26	$(1.09)	$(2.70)	$0.25	$(1.09)	$(2.69)

(a)	When the computed diluted values are anti-dilutive, the basic per share values are presented on the face of the consolidated statements of operations.